UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant  ☐

Filed by a party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under § 240.14a-12

UPHEALTH, INC.

(Name of Registrant as Specified in its Charter)

JEFFERY R. BRAY

CHIRINJEEV KATHURIA

MARIYA PYLYPIV

SYED SABAHAT AZIM

RICHA SANA AZIM

ALFONSO GATMAITAN

AZFAR MALIK, M.D.

AM PHYSICIANS LLC

ALEXANDRA BRAY

JEFFERY R. BRAY, CUSTODIAN SAMANTHA JOSEPHINE BRAY UTMA

JEFFERY R. BRAY, CUSTODIAN ANAIS ALEXANDRA BRAY UTMA

JOHN PARSONS, TRUSTEE OF THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST, THE BRAY DESCENDANTS TRUST AND THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST

THE BRAY DESCENDANTS TRUST

THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

JACQUE BUTLER

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

ELIGERE LIMITED LIABILITY COMPANY

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 21, 2022

UPHEALTH, INC.

June         , 2022

Dear Fellow UpHealth, Inc. Stockholders:

The attached proxy statement and the enclosed BLUE proxy card are being furnished to you, the stockholders of UpHealth, Inc., a Delaware corporation (the “Company”), in connection with the solicitation of proxies by Jeffery R. Bray, Dr. Chirinjeev Kathuria, Dr. Mariya Pylypiv, Dr. Syed Sabahat Azim, Richa Sana Azim, Dr. Alfonso Gatmaitan, Dr. Azfar Malik, and various other persons associated with us listed below (collectively, the “UpHealth Concerned Stockholders”) (i) to permit a proxyholder to (a) NOT VOTE your shares subject to the proxy at the upcoming 2022 Annual Meeting of Stockholders of the Company, set for 9:00 a.m., Pacific Time, on Tuesday, June 28, 2022, to be held virtually, or any adjournment or postponement thereof (the “Annual Meeting”), and (b) decline to present the enclosed BLUE proxy card at the Annual Meeting to ensure that the shares covered by the proxy are not present at the Annual Meeting for quorum or voting purposes, or (ii), alternatively, if the proxyholder determines, in his or her sole discretion, to vote this proxy at the Annual Meeting, as discussed in the attached proxy statement, to permit the proxyholder to vote the shares subject to the proxy as directed by you on the enclosed proxy card.

The UpHealth Concerned Stockholders beneficially owned, in the aggregate, 50.31% of the outstanding shares of Common Stock as of the May 18, 2022 record date for the Annual Meeting. As a result, we are well on our way to having enough shares that will NOT vote or attend the Annual Meeting to cause the Company not to be able to achieve quorum at the Annual Meeting and cause the Board to adjourn or postpone the Annual Meeting in order to stop the election of the Board’s slate of nominees. But we still need your support to achieve that objective.

Please note that bona fide candidates for the Board of Directors of the Company (the “Board”) are elected at the Annual Meeting by plurality vote, meaning the three nominees receiving the highest number of votes win and will be re-elected. Because there are only three nominees, this means that, if the Board achieves quorum at the Annual Meeting, the Board’s proposed slate of directors will be elected at the Annual Meeting so long as at least one (1) “for” vote is cast for each of them. That is why we are encouraging stockholders not to attend the Annual Meeting or vote their shares at the Annual Meeting, and to sign our BLUE proxy card, authorizing the proxyholders to NOT vote your shares at the Annual Meeting in order to prevent the Company from achieving a quorum at the Annual Meeting. We will not be able to stop the election of the Board’s slate at the Annual Meeting unless we stop the Board from achieving quorum at the Annual Meeting.

If you prefer not to sign a BLUE proxy card, but support the actions of the UpHealth Concerned Stockholders and oppose the Board’s proposed slate of directors, we recommend that you simply not attend the Annual Meeting in an effort to defeat the presence of a quorum. The attached proxy statement under “SOLICITATION AND PROXY PROCEDURES” provides instructions as to actions you must take to avoid being deemed to have attended the Annual Meeting. If you have already voted a white proxy card or voting instruction form or had your vote recorded by the Company over the telephone or by Internet, you will need to revoke that proxy or instructions. The attached proxy statement under “SOLICITATION AND PROXY PROCEDURES” provides instructions as to the actions you must take to revoke the prior proxy or instructions.

Given the precipitous decline in the trading price of the Company’s Common Stock in recent months and a desire to enhance productive alignment between the stockholders of the Company and the Board, the UpHealth Concerned Stockholders have requested that the Board waive restrictions contained in the Company’s bylaws (the “Bylaws”) that restrict them from nominating directors at the Annual Meeting (the “Advanced Notice Bylaw Provision”) and be permitted to nominate a slate of three directors for consideration and possible election by the stockholders at the Annual Meeting. In addition, the then-Co-Chairman of the Board, and one of the UpHealth Concerned Stockholders, Dr. Kathuria, called a special meeting of stockholders (the “Special Meeting of Stockholders”) to amend the Bylaws such that, if approved by the stockholders at the Special Meeting of Stockholders, would permit the stockholders to nominate directors at the Annual Meeting. The Board refused to waive the Advanced Notice Bylaw Provision and determined that Dr. Kathuria lacked authority to call the Special Meeting of Stockholders to amend the Bylaws. In addition, the Board approved an amendment to the Bylaws to reduce the quorum required for the transaction of business at the Annual Meeting from a majority of the outstanding shares of Common Stock to one third of the outstanding shares of Common Stock. This was undertaken in an attempt by the Board to prevent us from delaying the Annual Meeting until after the Special Meeting of Stockholders is held, which we could have caused the Company to do before the amendment to the Bylaws reducing the quorum simply by the UpHealth Concerned Stockholders not voting our shares at the Annual Meeting and not attending the Annual Meeting.

You will soon receive or may have already received a proxy statement and accompanying white proxy card from the Company in connection with the upcoming Annual Meeting. We are seeking your vote because we believe that the Company needs to act now in order to restore stockholder value and we do not believe that the Board, as currently constituted, and as currently proposed to be constituted following the Annual Meeting, is in the best position to achieve that objective. The Board has proposed a slate of three existing directors, adding no new viewpoints or expertise. Specifically, the Board has (i) renominated current Class I director Neil Miotto, (ii) reclassified Dr. Raluca Dinu, an existing Class II director who was not up for re-election, into one of the open Class I director positions, and (iii) reclassified Agnes Rey-Giraud, an existing Class III director who was not up for re-election, into the other open Class I director position. Accordingly, pursuant to the attached proxy statement, we are soliciting proxies from you so that the proxyholders may (i)(a) NOT VOTE your shares subject to the proxy at the Annual Meeting, and (b) decline to present the enclosed proxy card at the Annual Meeting to ensure that the shares subject to the proxy are not present at the Annual Meeting for quorum or voting purposes or (ii) alternatively, in the proxyholders’ sole discretion, if this proxy is voted at the Annual Meeting, permit the proxyholder to vote the shares subject to the proxy as directed by you on the enclosed proxy card.

Please refer to the UpHealth Concerned Stockholders’ attached proxy materials and BLUE proxy card for additional information concerning the Annual Meeting.

We strongly urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card or BLUE voting instruction form today. The attached proxy statement and the enclosed BLUE proxy card or BLUE voting instruction form are first being furnished to the stockholders on or about June         , 2022. We recommend that you DO NOT return any white proxy card or voting instruction form to the Company and DO NOT allow the Company to take your vote over the telephone or by Internet. If you have already voted a white proxy card or voting instruction form or had your vote recorded by the Company over the telephone or by Internet, you have every right to change your decision. Please see the “SOLICITATION AND PROXY PROCEDURES” section of the enclosed proxy statement for further instructions on how to do so.

IMPORTANT: If your shares are held in street name, your bank or broker can vote your shares only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them NOT to vote at this time and that you only wish to vote the BLUE voting instruction form.

The UpHealth Concerned Stockholders’ proxy advisor is Okapi Partners. If you have any questions or need further assistance, please contact Okapi Partners at the telephone numbers or email address listed below:

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (888) 785-6707

E-mail: info@okapipartners.com

Thank you for your support,

JEFFERY R. BRAY        DR. CHIRINJEEV KATHURIA        DR. MARIYA PYLYPIV

DR. SYED SABAHAT AZIM            RICHA SANA AZIM        DR. ALFONSO GATMAITAN

DR. AZFAR MALIK

Important Notice Regarding the Availability of Proxy Materials

The Proxy Statement and the accompanying form of BLUE proxy card are available at

www.okapivote.com/uphealthconcernedstockholders

You may view the proxy materials online at www.okapivote.com/uphealthconcernedstockholders and you may also access and complete the proxy card online at www.OkapiVote.com/UPH. Or if you prefer, you may request a copy of the proxy materials, free of charge, including a hard copy of the proxy card, through the website www.okapivote.com/uphealthconcernedstockholders, by telephone at (888) 785-6707 or by email at info@okapipartners.com.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 21, 2022

ANNUAL MEETING OF STOCKHOLDERS

OF

UPHEALTH, INC.

PROXY STATEMENT

OF

JEFFERY R. BRAY

CHIRINJEEV KATHURIA

MARIYA PYLYPIV

SYED SABAHAT AZIM

RICHA SANA AZIM

ALFONSO GATMAITAN

AZFAR MALIK, M.D.

AM PHYSICIANS LLC

ALEXANDRA BRAY

JEFFERY R. BRAY, CUSTODIAN SAMANTHA JOSEPHINE BRAY UTMA

JEFFERY R. BRAY, CUSTODIAN ANAIS ALEXANDRA BRAY UTMA

JOHN PARSONS, TRUSTEE OF THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST, THE BRAY DESCENDANTS TRUST AND THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

THE ANAIS BRAY PROTECTIVE IRREVOCABLE TRUST

THE BRAY DESCENDANTS TRUST

THE SAMANTHA BRAY PROTECTIVE IRREVOCABLE TRUST

JACQUE BUTLER

KIMBERLITE SOCIAL INFRA PRIVATE LIMITED

ELIGERE LIMITED LIABILITY COMPANY

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY OR VOTE BY INTERNET OR TELEPHONE

Jeffery R. Bray, Dr. Chirinjeev Kathuria, Dr. Mariya Pylypiv, Dr. Syed Sabahat Azim, Richa Sana Azim, Dr. Alfonso Gatmaitan, Dr. Azfar Malik, and various other persons associated with them listed above (collectively, the “UpHealth Concerned Stockholders”) are soliciting your proxy for the 2022 Annual Meeting of Stockholders to be held on June 28, 2022, or any adjournment or postponement thereof, for the purposes outlined in this Proxy Statement. This Proxy Statement and related materials are first being made available to stockholders on or about June         , 2022. References in this Proxy Statement to the “Company” and “UpHealth” are to UpHealth, Inc. References to “we,” “our,” and “us” are to the UpHealth Concerned Stockholders. References to “Common Stock” are to the Company’s common stock, par value $0.0001 per share. References to the “Annual Meeting” are to the 2022 Annual Meeting of Stockholders of the Company. References to “special meeting of stockholders” are to a special meeting of stockholders, called by Dr. Kathuria, the then-Co-Chairman of the Board and one of the UpHealth Concerned Stockholders, to amend the Bylaws such that, if approved by the stockholders at the special meeting, would permit the stockholders to nominate directors at the Annual Meeting. When we refer to “in person” attendance and voting at the Annual Meeting, we mean virtual attendance and voting over the Internet during the Annual Meeting (such meeting having been authorized by the Company’s Board of Directors (the “Board”)) in accordance with Section 9.5 of UpHealth’s Amended and Restated Bylaws (the “Bylaws”).

The UpHealth Concerned Stockholders entered into a Voting Agreement, dated May 27, 2022, pursuant to which they agreed to vote the shares of Common Stock owned by them in favor of the Bylaw Amendment to the Bylaws described below in “BACKGROUND TO THE SOLICITATION,” item number 8, and in favor of the election to the Board of the directors nominees selected by the UpHealth Concerned Stockholders.

OVERVIEW

The UpHealth Concerned Stockholders are soliciting your proxy for the 2022 Annual Meeting, or any adjournment or postponement thereof, for the primary purpose of (i) NOT VOTING your shares of Common Stock at the Annual Meeting and (ii) declining to present your proxy card at the Annual Meeting to ensure that your shares are not present at the Annual Meeting for quorum and voting purposes as a means of causing the Company to either adjourn or postpone the Annual Meeting until a quorum is present at the Annual Meeting. The UpHealth Concerned Stockholders propose to continue to not present your shares at the Annual Meeting until the Company holds the special meeting of stockholders called by Dr. Kathuria to amend the Bylaws such that, if approved by the stockholders at the special meeting, the UpHealth Concerned Stockholders would be permitted to nominate a slate of three highly qualified, independent directors at the Annual Meeting. The Board has determined that Dr. Kathuria lacked authority to call the special meeting of stockholders to amend the Bylaws and so has refused to hold the special meeting of stockholders. Certain of the UpHealth Concerned Stockholders have filed a lawsuit in the Delaware Court of Chancery (the “Delaware Court”) seeking an order from that court forcing the Company to hold the special meeting of stockholders. In addition, the UpHealth Concerned Stockholders are seeking an order from the Delaware Court to delay the Annual Meeting until after the special meeting of stockholders is held.

If the Delaware Court orders the Company to hold the special meeting of stockholders and the stockholders approve the Bylaw Amendment at that meeting, the UpHealth Concerned Stockholders will nominate the three highly qualified, independent directors listed in this Proxy Statement under “REASONS FOR THE SOLICITATION” for election to the Company’s Board of Directors at the Annual Meeting in opposition to the slate nominated by the Board and will vote the shares of Common Stock owned by them at the Annual Meeting in favor of the UpHealth Concerned Stockholders’ slate of directors. Under these circumstances, the proxyholders will not vote shares of Common Stock covered by the BLUE proxy cards or BLUE voting instruction forms at the Annual Meeting unless they need to vote those shares in order for there to be a quorum present at the Annual Meeting. In that case, the proxyholders will vote shares covered by the BLUE proxy cards or BLUE voting instruction forms to WITHHOLD voting for the Board’s slate of proposed directors, which will facilitate the election of the UpHealth Concerned Stockholders’ slate of directors. (The proxy being solicited does not seek authority to vote your shares of Common Stock at the special meeting of stockholders or with respect to our slate of directors at the Annual Meeting.)

The election of directors of the Company at the Annual Meeting is by plurality voting, meaning that the three nominees receiving the most votes in favor of their election to the Board will be elected to the Board, even if they only receive a single vote. So that, if there is a quorum present at the Annual Meeting, if the only director candidates nominated are the three nominated by the Board, as is currently the case because the UpHealth Concerned Stockholders are not permitted to nominate any directors at the Annual Meeting, then the Board’s nominees would be elected directors so long as they receive at least one vote for each of them. So, we propose not to vote shares covered by the BLUE proxy cards or BLUE voting instruction forms at the Annual Meeting so long as we cannot propose a slate of directors in order to prevent there from being a quorum at the meeting and to prevent the Company from conducting the election of directors. However, if the UpHealth Concerned Stockholders are permitted to also nominate three director candidates, as being proposed by the UpHealth Concerned Stockholders, then there will be six Board nominees at the Annual Meeting. In that case, the three director nominees receiving the highest number of votes for them will be elected as directors. Because the UpHealth Concerned Stockholders own a majority of the Common Stock outstanding on May 18, 2022, the record date for shares eligible to vote at the Annual Meeting, the three director candidates nominated by the UpHealth Concerned Stockholders will receive the highest number of votes and will be elected as directors. In that case, the Board’s nominees will be defeated and will no longer serve on the Board of the Company. If shares of Common Stock covered by the BLUE proxy cards or BLUE voting instruction forms are not voted at all by the proxyholders or are voted WITHHOLD for the Board’s slate of directors at the Annual Meeting, that will facilitate the election of the UpHealth Concerned Stockholders’ slate of directors because it will help to ensure that our slate receives the highest number of votes.

Prior to May 31, 2022, under the Bylaws, the quorum for holding a meeting of stockholders of the Company was a majority of the outstanding shares of Common Stock eligible to vote at the Annual Meeting. Because the

UpHealth Concerned Stockholders owned a majority of the outstanding shares of Common Stock eligible to vote at the Annual Meeting, they expected to be able to cause the Company to adjourn or postpone the Annual Meeting merely by not voting or attending the Annual Meeting and keeping the Company from satisfying the Bylaws’ majority quorum requirement. However, on May 31, 2022, the Board, with Dr. Kathuria and Dr. Pylypiv voting against, amended the Bylaws to decrease the quorum requirement for the Annual Meeting to one third of the outstanding shares of Common Stock eligible to vote at the Annual Meeting. The Board took this action solely to stop the UpHealth Concerned Stockholders, who owned a majority of the outstanding shares of Common Stock at the record date for the Annual Meeting, from preventing the Company from holding its Annual Meeting simply by not voting their shares at the Annual Meeting. This forced the UpHealth Concerned Stockholders to solicit proxies from other concerned stockholders as described in this Proxy Statement to prevent the Company from satisfying the new lower quorum requirement.

In the event that the Delaware Court determines that the Company is not required to hold the special meeting of stockholders, the proxyholders may, in their sole discretion, attend the Annual Meeting, vote the UpHealth Concerned Stockholders’ shares of Common Stock at the Annual Meeting to WITHHOLD voting for the Board’s slate of directors and direct the proxyholders to vote the shares covered by the BLUE proxy card or BLUE voting instruction form authorizing them to WITHHOLD voting for the Board’s slate of directors at the Annual Meeting. This would not change the outcome of the election because of plurality voting (i.e., the Board’s slate of directors would still be elected because they would be the only nominees, and would receive at least one vote). However, it would send a strong message to the Board that stockholders holding a majority of the outstanding shares of Common Stock (i.e., the shares owned by the UpHealth Concerned Stockholders and your shares) opposed the election of this slate of directors.

In the event that the UpHealth Concerned Stockholders are able to cause the Company to postpone or adjourn the Annual Meeting because a quorum is not present at the meeting, it is possible that the directors of the Company could petition the Delaware Court to permit the Company to hold the Annual Meeting, with the quorum requirement being lowered to the number of shares that actually attend the meeting. If the Delaware Court were to take such action, this would result in the holding of the Annual Meeting no matter how many shares of Common Stock were voted at the meeting and the election of the Board’s slate of directors because they would be the only nominees and so would receive the most votes in favor of their election, even if that was only a single vote. In this case, the proxyholders might determine, in their sole discretion, to vote the UpHealth Concerned Stockholders’ shares of Common Stock at the Annual Meeting to WITHHOLD voting for the Board’s slate of directors and direct the proxyholders to vote the shares covered by the BLUE proxy card or BLUE voting instruction form authorizing them to WITHHOLD voting for the Board’s slate of directors at the Annual Meeting. This would not change the outcome of the election because of plurality voting (i.e., the Board’s slate of directors would still be elected because they would be the only nominees, and would receive at least one vote). However, it would send a strong message to the Board that stockholders holding a majority of the outstanding shares of Common Stock (i.e., the shares owned by the UpHealth Concerned Stockholders and your shares) opposed the election of this slate of directors.

The UpHealth Concerned Stockholders strongly oppose the Board’s proposed slate of directors because we believe that approval of such slate is not in the best interests of the Company’s stockholders. We believe that the Company needs to act now in order to restore stockholder value and do not believe that the Board, as currently constituted, and as currently proposed to be constituted following the Annual Meeting, is in the best position to achieve that objective. The Board has proposed a slate of three existing directors, adding no new viewpoints or expertise. You should refer to the information set forth under the headings “BACKGROUND TO THE SOLICITATION” and “REASONS FOR THE SOLICITATION” for a more detailed explanation of the UpHealth Concerned Stockholders’ rationale for opposing the Board’s proposed slate of directors.

Accordingly we are soliciting proxies from you so that the proxyholders may (i)(a) NOT VOTE your shares subject to the proxy at the Annual Meeting, and (b) decline to present the enclosed proxy card at the Annual Meeting to ensure that the shares subject to this proxy are not present at the Annual Meeting for quorum or voting purposes, or (ii) alternatively, in the proxyholders’ sole discretion, if this proxy is voted at the Annual Meeting, permit the proxyholder to vote the shares subject to the proxy as directed by you on the enclosed BLUE proxy card or BLUE voting instruction form.

IF YOU WOULD PREFER NOT TO SIGN A BLUE PROXY CARD, BUT SUPPORT THE ACTIONS OF THE UPHEALTH CONCERNED STOCKHOLDERS AND OPPOSE THE BOARD’S PROPOSED SLATE OF DIRECTORS, SIMPLY DO NOT ATTEND THE ANNUAL MEETING IN AN EFFORT TO DEFEAT THE PRESENCE OF A QUORUM. If you are a record holder of the Company’s Common Stock, DO NOT return the white proxy card and do not record your vote over the telephone or by the Internet. If you have already voted a white proxy card or had your vote recorded by the Company over the telephone or by Internet, you will need to take additional action to revoke your prior proxy. If you are a beneficial owner and hold your shares in “street name” in an account at a bank or brokerage firm, then you can either instruct your bank, broker or other nominee not to vote your shares at the Annual Meeting or you can request a legal proxy from your bank, broker or other nominee so no one can vote your shares at the Annual Meeting except for you.

CONTACT OKAPI PARTNERS AT (888) 785-6707 OR info@okapipartners.com IF YOU HAVE QUESTIONS ABOUT HOW TO NOT VOTE YOUR SHARES AT THE ANNUAL MEETING OR ABOUT COMPLETING A BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM.

THIS SOLICITATION IS BEING MADE BY THE UPHEALTH CONCERNED STOCKHOLDERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM, PERMITTING THE PROXYHOLDERS TO (I)(A) NOT VOTE YOUR SHARES SUBJECT TO THE PROXY AT THE ANNUAL MEETING, AND (B) DECLINE TO PRESENT THE ENCLOSED PROXY CARD AT THE ANNUAL MEETING TO ENSURE THAT THE SHARES SUBJECT TO THIS PROXY ARE NOT PRESENT AT THE ANNUAL MEETING FOR QUORUM OR VOTING PURPOSES, OR (II) ALTERNATIVELY, IN THE PROXYHOLDERS’ SOLE DISCRETION, IF THIS PROXY IS VOTED AT THE ANNUAL MEETING, PERMIT THE PROXYHOLDER TO VOTE THE SHARES SUBJECT TO THE PROXY AS DIRECTED BY YOU ON THE ENCLOSED PROXY CARD.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 18, 2022, the record date for the Annual Meeting, regarding the beneficial ownership of shares of Common Stock owned by the UpHealth Concerned Stockholders. Information about the beneficial ownership of shares of Common Stock by certain other stockholders of the Company required to be included in the Company’s proxy statement is set forth in the Company’s definitive proxy statement filed on May 31, 2022.

The UpHealth Concerned Stockholders entered into a Voting Agreement, dated May 27, 2022 (the “Voting Agreement”), pursuant to which they agreed to vote the shares of Common Stock owned by them in favor of the Bylaw Amendment described below in “BACKGROUND TO THE SOLICITATION,” item number 8, and in favor of the election to the Board of the directors selected by the UpHealth Concerned Stockholders by mutual agreement of Jeffery R. Bray and persons holding a majority of the shares of Common Stock owned by the UpHealth Concerned Stockholders, if they are permitted to nominate directors at the Annual Meeting. In addition, they provided an irrevocable proxy to Jeffery R. Bray to vote their shares of Common Stock as required by the Voting Agreement (the “Irrevocable Proxy”). As a result of their agreement to enter into the Voting Agreement, the UpHealth Concerned Stockholders comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). Each of the UpHealth Concerned Stockholders expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the other UpHealth Concerned Stockholders. During the term of the Voting Agreement, the UpHealth Concerned Stockholders cannot (i) enter into other voting trusts, agreements or arrangements, or grant proxies, or (ii) directly or indirectly sell, pledge or otherwise transfer their shares of Common Stock, except under limited circumstances.

The Voting Agreement shall terminate upon the earliest to occur of (a) approval by the stockholders of the Company of the Bylaw Amendment and the voting of the shares subject to the Voting Agreement at the Annual Meeting, and (b) the termination of the Voting Agreement by mutual written consent of persons holding a majority of the shares of Common Stock owned by the UpHealth Concerned Stockholders and Jeffery R. Bray.

Stockholder Name(1)	No. of Shares Beneficially Owned	Percentage Ownership(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jeffery R. Bray, Individually and as Custodian of the Samantha Josephine Bray UTMA and Anais Alexandra Bray UTMA(3)(4)	72,362,452	50.31%	5,039,178	67,323,274	5,039,178	0
Alexandra Bray(4)	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Samantha Josephine Bray UTMA(1)	475,504	0.33%	0	475,504	475,504	0
Jeffery R. Bray, Custodian Anais Alexandra Bray UTMA(1)	475,504	0.33%	0	475,504	475,504	0
John Parsons, Trustee of The Anais Bray Protective Irrevocable Trust, The Bray Descendants Trust and The Samantha Bray Protective Irrevocable Trust(5)	6,478,997	4.50%	0	6,478,997	6,478,997	0
The Anais Bray Protective Irrevocable Trust(4)	2,699,582	1.88%	0	2,699,582	2,699,582	0
The Bray Descendants Trust(4)	1,079,833	0.75%	0	1,079,833	1,079,833	0
The Samantha Bray Irrevocable Trust(4)	2,699,582	1.88%	0	2,699,582	2,699,582	0

Stockholder Name(1)	No. of Shares Beneficially Owned	Percentage Ownership(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Jacque Butler	1,403,804	0.98%	0	1,403,804	1,403,804	0
Alfonso Gatmaitan	1,183,460	0.82%	0	1,183,460	1,183,460	0
Azfar Malik, M.D.(6)	962,458	0.67%	0	962,458	0	962,458
AM Physicians LLC(6)	962,458	0.67%	0	962,458	0	962,548
Chirinjeev Kathuria(7)	43,158,752	30.00%	0	43,158,752	43,158,752	0
Mariya Pylypiv(8)	7,543,457	5.24%	0	7,543,457	7,543,457	0
Syed Sabahat Azim(9)(10)	6,116,842	4.25%	0	0	0	6,116,842
Richa Sana Azim(9)(10)	6,116,842	4.25%	0	0	0	6,116,842
Kimberlite Social Infra Private Limited(9)(10)	684,981	0.48%	0	0	0	684,981
Eligere Limited Liability Company(9)	6,116,842	4.25%	0	6,116,842	0	0

(1)	The address for all of the UpHealth Concerned Stockholders is 2083 Walker Lane, Holladay, Utah 84117.
(2)

The beneficial ownership percentage used is calculated based upon a total of 143,840,305 shares of Common Stock issued and outstanding as of May 18, 2022 as reported in the Company’s definitive proxy statement filed on May 31, 2022.

(3)

As a result of the Irrevocable Proxy, Jeffery R. Bray (“Mr. Bray”) is deemed to have beneficial ownership of all shares of Common Stock beneficially owned by the UpHealth Concerned Stockholders, totaling 72,362,452 shares as of May 18, 2022. Mr. Bray is the record owner of 4,088,170 shares of Common Stock.

(4)

Mr. Bray and Alexandra Bray (“Ms. Bray”; together with Mr. Bray, the “Brays”) are married and are therefore considered to be the beneficial owners of the shares they hold directly and indirectly through one another as spouses. The Brays established the Anais Alexandra Bray UTMA and the Samantha Josephine Bray UTMA custodial accounts (collectively, the “Bray UTMA Accounts”) for the benefit of their children pursuant to the Uniform Gifts to Minors Act. As custodian of the Bray UTMA Accounts, Mr. Bray is considered to be the record holder of the shares held by the Bray UTMA Accounts, and Ms. Bray is deemed to hold such shares indirectly through Mr. Bray in his capacity as custodian.

(5)

John Parsons is the trustee of The Anais Bray Protective Irrevocable Trust, The Samantha Bray Protective Irrevocable Trust, and The Bray Descendants Trust (collectively, “The Bray Trusts”). John Parsons does not otherwise have a pecuniary interest in the shares held by The Bray Trusts, and does not own any shares in his own name.

(6)	Dr. Malik does not own any shares in his own name. As the sole member of AM Physicians LLC, Dr. Malik is deemed to be the indirect beneficial owner of shares held by AM Physicians LLC.
(7)	Does not include 23,542 shares of Common Stock from restricted stock units that vest August 1, 2022.
(8)	Does not include 51,813 shares of Common Stock from restricted stock units that vest August 1, 2022 or 43,000 shares of Common Stock beneficially owned by Dr. Pylypiv’s husband, Rohit Garg.
(9)

Eligere Limited Liability Company (“Eligere”) is the record holder of the shares that are beneficially owned by Kimberlite Social Infra Private Limited (“Kimberlite”), Dr. Azim, and Richa Sana Azim (“Ms. Azim”; together with Kimberlite and Dr. Azim, the “Option Holders”). The shares held of record by Eligere were received in connection with the merger of UpHealth Holdings, Inc. (“Holdings”) into a subsidiary of the Company (such merger, the “Business Combination”). Pursuant to certain Option Agreements, dated May 14, 2021, between Holdings, Eligere, each of the Option Holders, and certain other parties thereto (each such agreement, an “Option Agreement”), Eligere has voting (but not dispositive) power over the shares and may therefore be deemed a beneficial owner. Pursuant to their respective Option Agreement, each of the Option Holders can exercise an option to receive the shares from Eligere at any time following the closing of the Business Combination and is therefore the beneficial owner of the shares. The Business Combination closed on June 9, 2021.

(10)

Dr. Azim and Ms. Azim are married are therefore considered to be the beneficial owners of the shares they hold directly and indirectly through one another as spouses. Dr. Azim and Ms. Azim are the equity owners and sole directors of Kimberlite and are therefore deemed to indirectly hold the shares that are beneficially owned by Kimberlite.

BACKGROUND TO THE SOLICITATION

The following is a timeline of material events leading up to this Proxy solicitation:

1.

UpHealth has a nine-member classified board, with three Class I directors whose initial terms expire on the date of the Annual Meeting, three Class II directors whose initial terms expire on the date of the 2023 annual meeting of the stockholders, and three Class III directors whose initial terms expire on the date of the 2024 annual meeting of the stockholders.

2.	The three Class I directors whose terms are set to expire on the date of the Annual Meeting are Neil Miotto, Moshe Bar-Siman-Tov, and Jerome Ringo.

3.

The Company announced the Annual Meeting on April 15, 2022 and the advance notice deadline for the Annual Meeting was April 25, 2022. The UpHealth Concerned Stockholders did not act prior to the advance notice deadline because (i) we did not anticipate, given the deteriorating stock prices and Company performance, that the current Board would fail to proactively respond to stockholder concerns, (ii) we assumed the current Board would nominate new directors that would bring fresh, independent perspectives to the existing Board, and (iii) at that time, there was not a proposed director slate for us to react to.

4.

On May 10, 2022, at a special meeting of the Board called by Co-Chairman of the Board, Dr. Avi Katz, Dr. Katz informed the Board for the first time that the independent members of the Board recommended the following: (i) the renomination of current Class I director Neil Miotto, (ii) the reclassification of Dr. Dinu, an existing Class II director who was not up for re-election, into one of the open Class I director positions, and (iii) incoming CEO Samuel J. Meckey be nominated for Class I director, however, if Mr. Meckey could not begin work as the incoming CEO before June 28, 2022, then Agnes Rey-Giraud, an existing Class III director who was not up for re-election, be reclassified into the other open Class I director position. Dr. Katz raised this topic when the Board knew that then-Co-Chairman of the Board, Dr. Kathuria, could not be present. Therefore, a discussion on this topic and a purported vote in favor of this recommendation occurred without Dr. Kathuria’s participation.

5.

On May 26, 2022, at a purported meeting of the independent members of the Board, which did not include then-Co-Chairman of the Board, Dr. Kathuria, or Dr. Pylypiv, the Board voted to file its proxy statement which recommended to the stockholders: (i) the renomination of current Class I director Neil Miotto, (ii) the reclassification of Dr. Dinu, an existing Class II director who was not up for reelection, into one of the open Class I director positions, and (iii) the reclassification of Agnes Rey-Giraud, an existing Class III director who was not up for re-election, into the other open Class I director position.

6.

All of the UpHealth Concerned Stockholders acquired shares of the Company’s Common Stock in connection with a business combination with the Company that closed in 2021. The principal UpHealth Concerned Stockholders are well-acquainted with one another as a result of that business combination and in regular contact with one another. Given the precipitous decline in the trading price of the Company’s Common Stock, in recent months the principal UpHealth Concerned Stockholders began to discuss their common concerns about the Company and the composition of the Board. After continued deliberation as to the appropriate course of action given the performance of the Company over the last year, the UpHealth Concerned Stockholders entered into a Voting Agreement dated May 27, 2022. Mr. Bray is the Company’s Chief Legislative Affairs Officer and Dr. Pylypiv is the Company’s Senior Vice President of Corporate Finance, and a board member. Mr. Bray and Dr. Pylypiv were placed on administrative leave by the Company on June 14, 2022. Richa Sana Azim is the Company’s President of Digital Health International. Dr. Malik serves as the Company’s Executive Vice President of Provider Networks. Dr. Azim is a consultant for the Company. Mr. Bray, Dr. Pylypiv, Ms. Azim, Dr. Malik, and Dr. Azim have served in various positions with the Company since June 9, 2021. Dr. Kathuria was the Company’s Co-Chairman until that title was removed by the Board on June 13, 2022. He remains a director, a position he has held since June 9, 2021.

7.

On May 27, 2022, we formally requested that the Board (i) waive restrictions contained in the Company’s Bylaws that restrict us from nominating directors at the Annual Meeting (the “Advanced Notice Bylaw Provision”) and (ii) permit us to nominate a slate of three independent directors for consideration and possible election by the stockholders at the Annual Meeting.

8.

Additionally on May 27, 2022, Dr. Kathuria, in his capacity as then-Co-Chairman of the Board, called a special meeting of the stockholders for the purpose of voting on an amendment to the Bylaws that would permit stockholders to nominate directors for election to the Board at annual or special meetings of the stockholders, including the Annual Meeting, if they provide notice not later than the close of business five days prior to the Annual Meeting (the “Bylaw Amendment”). The proposed Bylaw Amendment would have modified the existing Advanced Notice Bylaw Provision, which required that notice of any stockholder nominations be made by April 25, 2022 (ten days after the public announcement of the date of the Annual Meeting). If adopted, the Bylaw Amendment would have enabled us to nominate persons for election to the Board at the Annual Meeting as requested on May 27, 2022.

9.

On May 31, 2022, at a special meeting of the Board called by then-Co-Chairman of the Board, Dr. Kathuria, the Board voted not to waive the Advanced Notice Bylaw Provision and also voted to enforce the Advance Notice Bylaw Provision. Dr. Kathuria and Dr. Pylypiv objected and voted against both actions. Jerome Ringo, while not in attendance at the May 31, 2022 meeting, stated in an email to the entire Board that he approved waiving the Advanced Notice Bylaw Provision to allow us to nominate persons for election to the Board at the Annual Meeting.

10.	Additionally, on May 31, 2022, the Board determined that Dr. Kathuria lacked authority to call the special meeting of stockholders to approve the Bylaw Amendment.

11.

Additionally, on May 31, 2022, the Board (over the objections of Dr. Kathuria and Dr. Pylypiv) voted to file its proxy statement which recommends to the stockholders: (i) the renomination of current Class I director Neil Miotto, (ii) the reclassification of Dr. Dinu, an existing Class II director who was not up for re-election, into one of the open Class I director positions, and (iii) the reclassification of Agnes Rey-Giraud, an existing Class III director who was not up for re-election, into the other open Class I director position.

12.

Finally, at the May 31, 2022 special Board meeting, the Board voted to change the quorum required by the Bylaws for any stockholder meeting, including the upcoming Annual Meeting, from a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting to one-third of the outstanding shares of Common Stock entitled to vote at the Annual Meeting. Dr. Kathuria and Dr. Pylypiv voted against this action. This change makes it easier for the Board to ensure the election of their slate of directors because the UpHealth Concerned Stockholders, while holding a majority of the shares entitled to vote at the Annual Meeting, would not be able to prevent quorum and thus force the postponement of the Annual Meeting while we negotiate with the Company for a new slate of directors.

13.

On June 6, 2022, Jeffery Bray and Dr. Kathuria (as “Plaintiffs”) filed a Verified Complaint in the Delaware Court against Defendants, Dr. Katz, Dr. Dinu, Agnès Rey-Giraud, Neil Miotto, Nate Locke and Moshe Bar-Siman-Tov (collectively, “Defendants”), and against the Company as a Nominal Defendant (the “Complaint”) as C.A. No. 2022-0489, asserting claims for violation of the bylaws and breach of fiduciary duties. Plaintiffs also filed a Motion for Expedited Proceedings. Plaintiffs seek the following relief:

A.	Declaring that Defendants violated the Bylaws by refusing to schedule and hold the special meeting of the stockholders called by Plaintiff Dr. Kathuria;

B.

Requiring the Company to hold the special meeting of the stockholders on August 4, 2022, at 10:00 a.m. EDT or alternative date or time deemed appropriate by the Delaware Court, by remote communications, and set a record date for the special meeting of stockholders on such date to be the earliest possible date following the order of the Delaware Court as is permitted under the applicable Delaware law and New York Stock Exchange requirements;

C.	Enjoining the 2022 Annual Meeting until not less than ten (10) and not more than fifteen (15) days after the special meeting of the stockholders;

D.	Declaring that the Defendants have breached their fiduciary duties;

E.	Invalidating and/or enjoining enforcement of the May 31, 2022 Amendment to the Amended and Restated Bylaws; and

F.	Declaring that the quorum for meetings of the stockholders, including the Annual Meeting, shall remain a majority.

14.

On June 8, 2022, the Delaware Court granted in part the Motion for Expedited Proceedings. The Delaware Court found colorable claims and sufficient risk of irreparable harm to warrant expedited proceedings. As a result, the Delaware Court ordered a preliminary injunction hearing – which is set to occur on June 23, 2022 – to determine whether the Annual Meeting should be enjoined pending resolution of all claims on the merits. With time being of the essence, coupled with the uncertainty of litigation, the UpHealth Concerned Stockholders also filed this Proxy in an effort to avail themselves of all potential actions and remedies to protect the rights and interests of the stockholders of the Company and to restore stockholder value.

15.

On June 13, 2022, at a special meeting of the Board called by then-Co-Chairman of the Board, Dr. Katz, the Board voted to remove Dr. Kathuria as Co-Chairman of the Board. Dr. Kathuria remains a director, and Dr. Katz is now sole Chairman of the Board.

16.

On June 14, 2022, the Company placed Mr. Bray and Dr. Pylypiv on administrative leave and removed their access to the Company’s systems. Richa Sana Azim and Dr. Malik were not placed on administrative leave.

17.

The UpHealth Concerned Stockholders would like to settle this dispute and have indicated the same directly to the Board and through legal counsel. As of the date of this Proxy Statement, negotiations have not resulted in mutually acceptable terms of settlement.

18.

The current value of UpHealth stock is [$0.52]. Under the control of the current Board, the stockholders have seen a decrease in their stock value by over ninety percent (90%) in only a year’s time. This precipitous decline in stock value cannot continue as the Company moves forward.

REASONS FOR THE SOLICITATION

We Do Not Believe that Election of the Company’s Proposed Slate of Directors is in the Best Interests of the Existing Common Stockholders

The UpHealth Concerned Stockholders’ reasons for soliciting proxies is set forth below:

1.	We do not believe election of the Company’s proposed director slate is in the bests interest of the stockholders.

2.

The Company’s proposed slate does not add any new people to the Board and allows the current board to fill director vacancies created by pulling forward directors from other categories of the staggered Board, entrenching themselves and infringing on the potential prospects from a renewed slate of external directors.

3.	We believe the Company would benefit from the addition of three new highly qualified independent directors who are not already on the Board.

4.

We previously provided the Board with a list of seven highly-qualified independent director candidates who are willing to serve on the Board. Below are three of those individuals that we would like the Company to add to its proposed slate for the Annual Meeting or, if we are successful in Delaware Court, the slate we would run to oppose the Company’s slate.

Please note that you are not being asked to vote in favor of Martin Angle, Harpal Sandhu or Former Governor William Owens; rather, we are soliciting your vote to authorize us to not vote your shares at the Annual Meeting and to decline to present your shares at the Annual Meeting to ensure that your shares are not counted for quorum or for voting purposes.

Martin D. Angle, 72, has served as Deputy Chairman and Senior Independent Director of Spire Healthcare Group since March 2019. Spire is one of the UK’s largest private hospital providers with 39 hospitals and 8 clinics across England, Wales and Scotland. At Spire, Mr. Angle is also chair of the Nomination Committee and a member of the Audit and Risk Committee and Remuneration Committee. Mr. Angle has also served as Deputy Chairman and Senior Independent Director of Gulf Keystone Petroleum plc since July 2018 and as a named advisor to Agile Defense LLC since July 2018. Mr. Angle also serves on the board of directors of Ocean Biomedical, Inc. Mr. Angle has previously served on the boards of Pennon Group plc from December 2008 to December 2018, Savills Plc from January 2007 to May 2016, National Exhibition Group from December 2006 to December 2015, Severstal from January 2007 to May 2015, Dubai International Capital from November 2006 to November 2009, and Shuaa Capital from August 2009 to May 2016. He also previously served as Group Finance Director of TI Group, a FTSE 100 company with worldwide engineering activities, from February 1997 to December 2000. In his earlier executive career, Mr. Angle held a number of senior positions in investment banking with S.G. Warburg & Co, Morgan Stanley (where he headed UK M&A), and Kleinwort Benson. Mr. Angle has also served as Operating Managing Director at Terra Firma Capital Partners from March 2001 to January 2006, where he held a number of senior roles in its portfolio companies including Le Meridien Hotel Group (Executive Deputy Chairman and acting Chairman) and the Waste Recycling Group (Executive Chairman), then one of the leading UK waste management businesses. Mr. Angle is a chartered accountant and he holds a B.S. in Physics from University of Warwick. We believe Mr. Angle is qualified to serve on the Board based on his business experience as a board member of a publicly listed company and his advisory experience.

Harpal Sandhu, 55, is a leading Silicon Valley entrepreneur. He has served as Chief Executive Officer of Integral Development Corporation since 1994. Over his 30-year career, Mr. Sandhu founded several venture-backed and publicly-traded financial technology firms, including Infinity Financial Technology, Integral Development Corporation, and Mint Exchange, which have led the digital transformation processes in their respective domains. His firms lead the electronification of financial products and the introduction of cloud computing into banks, brokers and global payments companies. He is widely considered a leading expert on the digital transformation of markets. Mr. Sandhu began his career as a financial engineer in the Capital Markets Group at Morgan Stanley & Company. He is a graduate of Stanford University and is the author of 12 U.S. and international patents on the digitization of financial products. We believe Mr. Sandhu is qualified to serve on the

Board based on his experiences in recruiting, managing and leading teams throughout the high-growth stages of companies, and that – as an operator and shareholder – he is particularly well suited to work in the interests of shareholders both large and small.

Former Governor William Owens, 71, is a Senior Director at Greenberg Traurig, LLP, a US-based international law firm with 40 offices worldwide. Since April 2011, he has served on the board of Federal Signal Corporation where he is Chairman of the Corporate Governance Committee. Mr. Owens also serves on the board of directors of Ocean Biomedical, Inc. He previously served on the boards of HighPoint Resources Corporation, Key Energy Services, and Cloud Peak Energy, as well as on the boards of a number of private companies. Mr. Owens was elected to two terms as Governor of Colorado, from 1999 to 2007, and was re-elected by the largest margin in Colorado history. Prior to his election as Governor, he served as State Treasurer of Colorado for four years where he was responsible for the management of a $4 billion portfolio. He also served for four years on the board of Federal Signal Colorado’s $25 billion pension fund – the Public Employees Retirement Association (PERA). From April 2013, until his resignation in February 2022 upon the Russian invasion of Ukraine, Mr. Owens has served as Chairman of the Board and Chair of the Governance/Compensation Committee of the Credit Bank of Moscow, a $50 billion (assets) bank which is Russia’s sixth largest bank overall and its second largest investor-owned bank. Mr. Owens graduated from Stephen F. Austin State University with a B.S. in Political Science and earned a Master’s Degree in Public Affairs from the University of Texas, where he was awarded a two-year fellowship. We believe Mr. Owens is qualified to serve on the Board based on his business experience as a board member of a publicly listed company and experience as Governor of Colorado.

FOR ALL OF THE REASONS STATED ABOVE, WE STRONGLY URGE YOU TO DEMONSTRATE YOUR OPPOSITION TO THE BOARD’S PROPOSED SLATE AND TO SEND A MESSAGE TO THE BOARD THAT ELECTION OF THE PROPOSED SLATE IS NOT IN THE BEST INTERESTS OF UPHEALTH’S STOCKHOLDERS BY EITHER (A) SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY; OR (B) IN THE ALTERNATIVE, SO LONG AS YOU HAVE NOT ALREADY VOTED A WHITE PROXY CARD OR VOTING INSTRUCTION FORM OR HAD YOUR VOTE RECORDED BY THE COMPANY OVER THE TELEPHONE OR BY THE INTERNET, SIMPLY NOT ATTEND THE ANNUAL MEETING IN AN EFFORT TO DEFEAT THE PRESENCE OF A QUORUM.

PROPOSAL 1: ELECTION OF DIRECTORS NOMINATED BY THE COMPANY

We believe that the Board, as currently constituted, and as currently proposed by the Board to be constituted following the Annual Meeting, is not in the best position to restore stockholder value and is not positioned to act in the best interests of the stockholders. The Board has proposed a slate of three existing directors, adding no new viewpoints or expertise. Accordingly, we recommend that you WITHHOLD authority to vote for the election of the Board’s director nominees. We strongly urge you to NOT return any white proxy card or voting instruction form to the Company and to NOT allow the Company to take your vote over the telephone or by the Internet. Instead you should sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form. If you have already voted a white proxy card or voting instruction form or had your vote recorded by the Company over the telephone or by the Internet, you have every right to change your decision and revoke your previously cast vote by signing, dating, and returning the enclosed BLUE proxy card or BLUE voting instruction form. Only your latest dated proxy card or voting instruction form will be effective for the Annual Meeting.

Please note that you are not being asked to vote in favor of Martin Angle, Harpal Sandhu and Former Governor William Owens, rather we are soliciting your vote to authorize the proxyholder to NOT VOTE your shares at the Annual Meeting and to decline to present your shares at the Annual Meeting to ensure that your shares are not counted for quorum or for voting purposes or, alternatively, if the proxyholders determine, in the proxyholders’ sole discretion, to vote the proxy at the Annual Meeting, as discussed in this Proxy Statement, to vote WITHHOLD authority for the election of the Board’s director nominees. If the Company achieves quorum at the Annual Meeting, and the UpHealth Concerned Stockholders are not permitted to nominate directors at the Annual Meeting, the Board’s director candidates will be elected even if they each receive only a single vote.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s proxy materials contain a second proposal pertaining to the ratification of Plante & Moran, PLLC (“Plante & Moran”) as its independent registered public accounting firm for fiscal year 2022. We recommend that you vote “FOR” the ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm. However, we strongly urge you to NOT return any white proxy card or voting instruction form to the Company and to NOT allow the Company to take your vote over the telephone or by Internet. Instead you should sign, date and return the enclosed BLUE proxy card or BLUE voting instruction form. If you have already voted a white proxy card or voting instruction form or had your vote recorded by the Company over the telephone or by Internet, you have every right to change your decision and revoke your previously cast vote by signing, dating, and returning the enclosed BLUE proxy card or BLUE voting instruction form. Only your latest dated proxy card or voting instruction form will be effective for the Annual Meeting.

If we decline to present your shares at the Annual Meeting to ensure that your shares are not counted for quorum, your shares will not be voted at all, specifically, they will not be voted for the ratification of the appointment of Plante & Moran.

SOLICITATION AND PROXY PROCEDURES

1.

We are soliciting your proxy to: permit the proxyholders to: (i)(a) NOT VOTE your shares subject to the proxy at the Annual Meeting, and (b) decline to present the enclosed proxy card at the Annual Meeting to ensure that the shares subject to the proxy are not present at the Annual Meeting for quorum or voting purposes, or (ii) alternatively, in the proxyholder’s sole discretion, if this proxy is voted at the Annual Meeting, permit the proxyholder to vote the shares subject to the proxy as directed by you on the enclosed BLUE proxy card or BLUE voting instruction form.

2.

Record Date. Only stockholders of record as of the close of business on May 18, 2022 will be entitled to notice of and to vote at the meeting and any adjournment thereof. As of the record date, 143,840,305 shares of Common Stock were outstanding and entitled to vote, based upon information set forth in the Company’s definitive proxy statement filed on May 31, 2022.

3.

Quorum. One-third of the 143,840,305 shares of Common Stock outstanding as of the record date, or 47,946,769 shares of Common Stock, must be represented at the meeting, either in person or by proxy, to constitute a quorum for the transaction of business at the meeting. The 1,700,000 issued shares of Common Stock held by UpHealth as treasury shares (which are not considered as outstanding), as a matter of Delaware law, do not count for purposes of determining whether a quorum is present at the meeting and are not entitled to be voted. Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) to the Company on the white card or if you vote in person at the meeting. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) will each be counted as present for purposes of determining the presence of a quorum. If you vote the BLUE proxy card, then your shares would be counted toward the quorum only if the proxyholder determines, in his or her sole discretion, to vote your shares at the Annual Meeting. Should the proxyholder determine, in his or her sole discretion, that preventing quorum at the Annual Meeting is the best course of action, the proxyholder will NOT vote your shares at all.

Prior to May 31, 2022, quorum was a majority of the outstanding shares of Common Stock. As of May 31, 2022, the Board voted to change quorum to one-third of the outstanding shares of Common Stock so that the UpHealth Concerned Stockholders would not be able to defeat quorum without engaging in a proxy solicitation. Thus, we need at least 23,531,086 shares not controlled by us to support us so that we can, if determined appropriate, defeat quorum.

4.

Vote Required. Each share of the Company’s Common Stock outstanding on the record date is entitled to one vote on each of the Company’s three director nominees and one vote on the proposal to ratify the appointment of the Company’s auditors. Approval of the proposal to ratify the appointment of the Company’s auditors requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. For the election of directors, the three director nominees who receive the highest number of “FOR” votes will be elected as Class I directors. We ask you to you to NOT return any white proxy card or voting instruction form to the Company and to NOT allow the Company to take your vote over the telephone or by Internet. We ask that you only submit the BLUE proxy card or BLUE voting instruction form. In the alternative, so long as you have not already voted a white proxy card or voting instruction form or had your vote recorded by the Company over the telephone or by Internet, we recommend that you simply not attend the Annual Meeting in an effort to defeat the presence of a quorum.

5.	Effect of No Quorum. If quorum is not present at the Annual Meeting, the Company will be forced to adjourn or postpone the meeting and no voting will take place.

6.

Effect of Abstentions and Broker Non-Votes. Shares not present at the meeting and, assuming that a quorum is present, shares voted “Withhold” will have no effect on the election of directors. Abstentions will have no effect on either proposal to be voted on at the Annual Meeting, assuming that a quorum is present. If you are a beneficial owner and hold your shares in “street name” in an account at a bank or brokerage firm, your bank or broker can vote your shares only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them NOT to vote at this time and that you only wish to vote the BLUE proxy card.

7.

Voting Instructions. If you complete and submit your BLUE proxy card or BLUE voting instructions, the persons named as proxyholders will follow your voting instructions, only if, in their sole discretion, the proxy is voted at the Annual Meeting. If you give us your proxy and we, in our sole discretion, determine that preventing quorum at the Annual Meeting is the best course of action, we will not vote your shares at all. Many banks and brokerage firms have a process for their beneficial owners to provide instructions via the Internet. The voting form that you receive from your bank or broker will contain instructions for voting.

(a)	Depending on how you hold your shares, you may vote in one of the following ways:

(i)

Stockholders of Record: You may vote by proxy card or over the Internet or telephone. Please follow the instructions at www.OkapiVote.com/UPH to vote over the Internet, or on the paper copy of the BLUE proxy card that you received by mail, then sign and return your BLUE proxy card in the prepaid envelope. We encourage you to vote over the Internet or by telephone because of the shortness of time.

(ii)

Beneficial Stockholders: Your bank, broker or nominee will provide you with a BLUE voting instruction card for you to use to instruct them on how to vote your shares. Check the instructions provided by your bank, broker or nominee to see which options are available to you.

(b)

Votes submitted over the Internet should be received by 11:59 p.m., Eastern Time, on June 27, 2022. Submitting your proxy over the Internet will not affect your right to vote in person during the Annual Meeting should you decide to attend the Annual Meeting in person. We strongly urge you NOT to attend the Annual Meeting. We also strongly urge you to NOT allow the Company to take your vote by Internet or by telephone. If you have already had your vote recorded by the Company by Internet or by telephone, you have every right to change your decision and revoke your previously cast vote by signing, dating, and returning the enclosed BLUE proxy card or BLUE voting instruction form. Only your latest dated proxy card or voting instruction form will be effective for the Annual Meeting.

8.

Revocability of Proxy. If you are a stockholder of record, you may revoke your proxy and change your vote at any time before the polls close by returning a later-dated proxy card, by voting again over the Internet as more fully detailed in your white proxy card, or by delivering written instructions to the Secretary at the principal executive offices of UpHealth before the Annual Meeting. Attendance at the Annual Meeting will not in and of itself cause your previously voted proxy to be revoked unless you specifically so request or vote again at the Annual Meeting. If your shares are held in an account at a bank, brokerage firm or nominee, you may change your vote by submitting new voting instructions to your bank, brokerage firm or nominee, or, if you have obtained a legal proxy from your bank, brokerage firm or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person or refraining from attending the Annual Meeting altogether. If you have already voted a white proxy card and wish to rescind the instructions, you can submit a BLUE proxy card when available. In the interim, you can request a legal proxy from your bank, broker or nominee to rescind the initially submitted proxy card. For assistance with a request for a legal proxy or a BLUE proxy card, please contact Okapi Partners at (888) 785-6707 or at info@okapipartners.com.

9.

Solicitation of Proxies. The solicitation of proxies pursuant to the Proxy Statement is being made by the UpHealth Concerned Stockholders. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. The UpHealth Concerned Stockholders have entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee of $25,000, together with reimbursement for its reasonable out-of-pocket costs, and will be indemnified against certain liabilities under the federal securities laws. Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutions holders. The UpHealth Concerned Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The UpHealth Concerned Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in doing so. The entire expense of soliciting proxies is being borne by the UpHealth Concerned Stockholders. Costs of this solicitation of proxies, including costs relating to the associated litigation, are currently estimated to be approximately $1,200,000-$1,500,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation and ongoing litigation). The UpHealth Concerned Stockholders intend to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. The UpHealth Concerned Stockholders do not intend to submit the question of such reimbursement to a vote of security holders of the Company. We may also use the services of our UpHealth Concerned Stockholders to solicit proxies, personally or by telephone, without additional compensation.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver communications to stockholders that hold their stock through a broker, bank or other nominee may deliver to multiple stockholders sharing the same address a single copy of our Notice of Internet Availability of Proxy Materials and/or this Proxy Statement. We will deliver promptly, if you request orally or in writing, a separate copy of the Notice of Internet Availability of Proxy and/or this Proxy Statement to any stockholder at the same address. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials and/or this Proxy Statement, then you may contact Okapi Partners by: (a) telephone at (888) 785-6707 (toll-free) or (c) email atinfo@okapipartners.com. You may also contact your broker, bank, or other nominee to make a similar request.

OTHER MATTERS AND ADDITIONAL INFORMATION

Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosures required under Schedule 14A to be included in the Company’s proxy statement in connection with the Annual Meeting, including security ownership of certain beneficial owners and management other than persons making this solicitation and information relating to the directors to be elected at the Annual Meeting.

We take no responsibility for the accuracy or completeness of information contained in the Company’s proxy statement. Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

The UpHealth Concerned Stockholders are unaware of any other matters to be considered at the Annual Meeting. However, should other matters which the UpHealth Concerned Stockholders are not aware of a reasonable time before this solicitation be brought before the Annual Meeting, the persons named as proxyholders on the enclosed BLUE proxy card will vote on such matters in their sole discretion.

INFORMATION CONCERNING THE UPHEALTH CONCERNED STOCKHOLDERS

The participants in the UpHealth Concerned Stockholders proxy solicitation and the number of shares of Common Stock beneficially owned by them as of the May 18, 2022 record date is set forth under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” herein. The UpHealth Concerned Stockholders beneficially owned, in the aggregate, 50.31% of the outstanding shares of Common Stock as of the May 18, 2022 record date for the Annual Meeting. Two of the UpHealth Concerned Stockholders, Dr. Kathuria and Dr. Pylypiv, serve on the Board, and Dr. Kathuria served as Co-Chairman of the Board until he was removed as Co-Chairman by the Board on June 13, 2022. Dr. Kathuria and Dr. Pylypiv each voted against certain actions of the Board described above. As described in more detail under “BACKGROUND TO THE SOLICITATION,” a number of the UpHealth Concerned Stockholders either currently or in the past have served as officers, employees or consultants to the Company. All of the UpHealth Concerned Stockholders acquired shares of Common Stock in connection with a business combination with the Company which closed in June 2021.

Except as set forth in this Proxy Statement, (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

Except as set forth in this Proxy Statement, there are no other material proceedings to which any participant in this solicitation is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

IMPORTANT

Your vote is important. No matter how many shares of Common Stock you own, please give the UpHealth Concerned Stockholders your proxy so that the proxyholder may: (i)(a) NOT VOTE your shares subject to the proxy at the Annual Meeting, and (b) decline to present the enclosed proxy card at the Annual Meeting to ensure that the shares subject to the proxy are not present at the Annual Meeting for quorum or voting purposes, or (ii) in the proxyholder’s sole discretion, if this proxy is voted at the Annual Meeting, permit the proxyholder to vote the shares subject to the proxy as directed by you on the enclosed proxy card, by taking three steps:

1.	SIGNING the enclosed BLUE proxy card,

2.	DATING the enclosed BLUE proxy card, and

3.	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

ALTERNATIVELY, in the interest of time, we encourage you to vote by telephone or by Internet according to the instructions on the enclosed BLUE proxy card.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by Internet. Please refer to your broker, bank or other nominee for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below:

OKAPI PARTNERS LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

(212) 297-0720

Shareholders Call Toll-Free at: (888) 785-6707

E-mail: info@okapipartners.com

Blue Proxy Card

THIS PROXY IS SOLICITED BY UPHEALTH CONCERNED STOCKHOLDERS

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF UPHEALTH, INC.

2022 ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints Jeffery R. Bray, Kate Bechen, and Bruce H. Goldfarb, and each of them, attorneys and agents with full power of substitution, as Proxyholder for the undersigned, to vote (or refrain from voting or attending the Annual Meeting as specified below) all shares of stock of UpHealth, Inc. (the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at 9:00 am Pacific Standard Time, on June 28, 2022, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, AUTHORIZES THE PROXYHOLDER TO NOT VOTE THE SHARES COVERED BY THIS PROXY CARD AT THE ANNUAL MEETING AND TO DECLINE TO PRESENT THIS PROXY CARD AT THE ANNUAL MEETING TO ENSURE THAT THE SHARES COVERED BY THIS PROXY CARD ARE NOT PRESENT AT THE ANNUAL MEETING FOR QUORUM OR VOTING PURPOSES.

ALTERNATIVELY, this proxy authorizes any proxyholder, at his or her sole discretion, to vote the shares covered by this proxy card at the Annual Meeting, in which case these shares will be voted in the manner directed herein by the undersigned. If this proxy card is properly marked to vote WITHHOLD for the election of directors or FOR, AGAINST or ABSTAIN from voting for the ratification of the appointment of the Company’s independent registered public accounting firm, and is not revoked, and should the proxyholders decide to refrain from voting at or attending the Annual Meeting, your vote will not be counted. IF NO VOTING DIRECTION IS SPECIFIED ON THE REVERSE AND IF ANY OF THE INDIVIDUALS NAMED AS PROXYHOLDERS HEREAFTER DETERMINE, IN THEIR SOLE DISCRETION, TO VOTE THIS PROXY AT THE ANNUAL MEETING, IT WILL BE VOTED “WITHHOLD” AUTHORITY TO VOTE FOR THE ELECTION OF THE COMPANY’S NOMINEES AS DIRECTOR AND “FOR” THE RATIFICATION OF THE APPOINTMENT OF PLANTE & MORAN, PLLC (“PLANTE & MORAN”) AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. This proxy revokes all prior proxies given by the undersigned.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 28, 2022. This proxy statement and the accompanying form of BLUE Proxy card are available at

www.okapivote.com/uphealthconcernedstockholders.

By signing this proxy card, the proxyholders shall be authorized to NOT VOTE the shares subject to this proxy card at the Annual Meeting and to decline to present this proxy card at the Annual Meeting to ensure that the shares covered by this proxy card are not present at the Annual Meeting for quorum or voting purposes.

ALTERNATIVELY, this proxy authorizes any proxyholder, at his or her sole discretion, to vote the shares covered by this proxy card at the Annual Meeting, in which case these shares will be voted in the manner directed herein by the undersigned stockholder. The UpHealth Concerned Stockholders recommend that you complete the remainder of this proxy card by marking WITHHOLD authority to vote for the Company’s nominees as Director, and FOR the ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm. If any of the individuals named as proxyholders hereafter determine, in his or her sole discretion, to vote the proxy at the Annual Meeting and you sign and return a BLUE proxy card, but do not mark how your shares are to be voted, the individuals named as proxyholders herein will vote your shares in accordance with the above recommendations of the UpHealth Concerned Stockholders.

1. ELECTION OF DIRECTORS NOMINATED BY THE COMPANY

- Neil Miotto, Dr. Raluca Dinu and Agnes Rey-Giraud.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information regarding the Company’s nominees.

☐ WITHHOLD ON ALL COMPANY NOMINEES (except nominees written below)

Instruction:    If you do not want the proxyholders to withhold authority to vote for the election of any of the Company’s nominee(s), write the name(s) of such nominee(s) in the following space:

2. RATIFICATION OF THE APPOINTMENT OF PLANTE & MORAN, PLLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2022.

                             ☐ FOR                                 ☐ AGAINST                     ☐ ABSTAIN

If any of the individuals named as proxyholders hereafter determine, in his or her sole discretion, to vote the proxy at the Annual Meeting, each proxyholder, in his or her discretion, is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof that is unknown to Jeffery R. Bray, Dr. Chirinjeev Kathuria, Dr. Mariya Pylypiv, Dr. Syed Sabahat Azim, Richa Sana Azim, Dr. Alfonso Gatmaitan, Dr. Azfar Malik, and the other participants in this solicitation a reasonable time before this solicitation, including to WITHHOLD authority to vote for the election of any person nominated by the Company as director to replace any nominee named in the Company’s proxy statement who is unable to serve or for good cause will not serve.

Please sign exactly as your name(s) appear on the proxy cards(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in capacities.

Dated:

Signature/Title

Signature (if held jointly)

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Electronic Voting Instructions

You can vote by Internet or telephone!

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

Proxies submitted by Internet or telephone should be received by 11:59 p.m., Eastern Time the day before the Annual Meeting date.

Vote by Internet

•	Log on to the Internet and go to www.OkapiVote.com/UPH
•	Follow the steps outlined on the secured website.

Vote by Telephone

•	At NO CHARGE to you, call toll free (877)-219-9655 within the USA, US territories & Canada any time on a touch tone telephone.